Exhibit 99.164

For Immediate Release	June 21, 2021

The Valens Company Completes Acquisition of Leading US CBD Company, Green Roads

Creating a global leader in the cannabis health and wellness market

Purchase of Green Roads for US$40 million equating to approximately 1.8x 2020 revenue with maximum earnout of US$20 million subject to achieving certain EBITDA milestones in 2022, which if fully achieved implies ~4.5x fiscal 2022E EBITDA1

Strategic combination poised to unlock significant long-term growth opportunities in the global cannabis market

Phased integration well underway to accelerate anticipated synergies

Kelowna, B.C., June 21, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced that it has closed its previously announced acquisition of all the issued and outstanding shares of Green Roads and its manufacturing subsidiary (collectively, “Green Roads”). The cash and share transaction consideration (the “Green Roads Acquisition” or “Acquisition”) totaled US$40 million, plus up to an additional US$20 million in contingent consideration (the “Milestone Consideration”) payable upon the purchased business achieving certain EBITDA milestones (the “Milestones”). If all the Milestones are met in 2022, the transaction represents approximately 4.5x fiscal 2022 EBITDA2.

Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company, said: “With the closing of this Acquisition, Valens now has a significant presence in the largest cannabinoid market in the world, representing a monumental step in our international expansion strategy and furthering our vision of becoming a global manufacturer of cannabis consumer packaged goods. We expect to realize strong synergies and to aggressively pursue various strategic opportunities that are now available to our combined business through this transaction, including expanding the distribution of our ever-growing product offerings overseas and further disrupting the North American market with innovative cannabis products. The combination of Valens and Green Roads makes for an unbeatable team, diversified distribution network, and unparalleled product development and manufacturing platform, which we expect will provide us the footprint to become one of the biggest players in the global cannabis health and wellness market. Stay tuned for updates on anticipated synergies as we move forward as a stronger, combined company.”

In the near term, the Acquisition of Green Roads is expected to provide The Valens Company with the following strategic benefits:

•	Direct entry into the US market with a trusted and leading CBD health and wellness brand, established manufacturing and distribution platform with a global reach, highly experienced leadership team with a strong knowledge of the US consumer landscape and a proven track record in cannabis consumer packaged goods manufacturing. With these added capabilities, Valens expects to improve its ability to engage and build cross- border partnerships with consumer packaged goods companies.

•	Strengthened position in the Canadian market with an expanded offering through the introduction of various CBD products from Green Roads’ award-winning product portfolio. With the anticipated future launch of these products in Canada, Valens will seek to unlock revenue growth opportunities and increase its ability to capture national market share with its growing distribution network. Valens expects to launch Green Roads products in the Canadian market in the second half of fiscal 2021.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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•	Increased global exposure, achieving one of the Company’s major strategic initiatives for fiscal 2021. Valens’ entry into the US market is anticipated to open global distribution opportunities, with Green Roads and Valens-manufactured products collectively already sold in over 11 countries in several formats. The Company is currently engaged in late-stage discussions regarding various international distribution opportunities in Latin America, Asia-Pacific, and Europe.

•	Cannabis health and wellness market leadership, with one of the largest CBD brands by market share in the US CBD market. Additionally, Valens intends to grow its market share and lead the health and wellness vertical in Canada with the introduction of Green Roads products, in addition to various new wellness targeted products in the edibles, topicals, and beverage categories developed in partnership with various customers.

Over the next year, Valens expects to invest approximately $10 million into the Green Roads business to capitalize on the anticipated growth of the US CBD market, projected to reach roughly US$15.9 billion by 20263. The investment in Green Roads is expected to contribute to the further development of its highly successful e-commerce platform, support the expansion of its retail distribution network in the US, and increase the brand’s sales and marketing resources to drive market leadership in the health and wellness vertical.

Dale Baker, President & Chief Operating Officer of Green Roads, said: “The combination of Green Roads and Valens creates a truly global company with a clear leadership position both within the US CBD market and Canada’s domestic cannabis market. With this larger platform, we look forward to launching Green Roads products in Canada in the second half of 2021 and leveraging our own manufacturing facilities to export CBD products internationally. Valens and Greens Roads have a shared ethos of keeping our customers at the heart of our strategic decision-making and offer complementary products that foster brand loyalty and drive high margins. With our enhanced platform, we look forward to accelerating our global expansion plans and bringing our growing portfolio of products to an even broader customer base.”

Advisors

Stikeman Elliott LLP and Foley Hoag LLP acted as legal counsel to The Valens Company and Stifel GMP acted as its exclusive financial advisor. Greenberg Traurig LLP acted as legal counsel to Green Roads and Cowen acted as its exclusive financial advisor.

In connection with the Green Roads acquisition and per the requirements of the Toronto Stock Exchange, Valens carries out its operations in compliance with the applicable laws of each jurisdiction in which the Company operates with respect to the cultivation, distribution, sale, or possession of cannabis (including laws applicable to anti-money laundering) to the extent applicable to the activities being undertaken by the Company in such jurisdiction.

At Valens (and Green Roads), it’s Personal.

Sources:

1,2 Based on Green Roads' audited financials for 2020. USD/CAD exchange rate of 1.25 as of April 23, 2021, where applicable.

3 Brightfield Group

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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About The Valens Company

The Valens Company is a leading manufacturer of cannabis derivative products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly-owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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